

May 14, 2013

Via E-mail
Christopher W. Haffke, Esq.
Vice President, Secretary and General Counsel
American Greetings Corporation
One American Road
Cleveland, Ohio 44144-2398

> **Re:** **American Greetings Corporation**
> **Rule 13e-3 Transaction Statement on Schedule 13E-3**
> **Filed on April 17, 2013 by American Greetings Corporation, Morry Weiss,**
> **Judith Stone Weiss, Zev Weiss, Jeffrey Weiss, Gary Weiss, Elie Weiss et al.**
> **File No. 005-14133**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 17, 2013**
> **File No. 001-13859**

Dear Mr. Haffke:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Rule 13e-3 Transaction Statement on Schedule 13E-3

General

1.   The Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of the schedule. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under Item 2(f) and Item 3(a)-(c) appears in the proxy statement and is incorporated by reference into the Schedule 13E-3.

2.   Please file the stockholders agreement between Parent and Koch AG Investment and the confidentiality agreement as exhibits to your Schedule 13E-3, or advise as to why you believe this is not required.

3.   Please refile Exhibits (c)(5), (c)(7) and (c)(8) so that all pages are legible.

Preliminary Proxy Statement on Schedule 14A

General

4.   Please revise your cover page and summary to state with clarity in a prominent manner that this is a going private transaction with the Weiss family affiliates. The use of defined terms obscures this critical factor.

5.   Please revise all references to arm's length negotiations with respect to the Rule 13e-3 transaction. These references are inappropriate in a transaction with affiliates.

6.   Please include the statement required by Item 1014(d) of Regulation M-A.

Background of the Merger, page 17

7.   Whether here or in a separate section of your proxy statement, please include brief summaries of all preliminary analyses of PJSC, including the procedures followed, the findings and recommendations, and the bases for and methods of arriving at such findings and recommendations. See Item 1015(b)(6) of Regulation M-A.

8.   Please ensure that you have disclosed in the proxy statement all projections and "treasury models," including any preliminary projections or models, that management has access to in connection with the Rule 13e-3 transaction. We note statements on pages 22 and 28, and elsewhere in the proxy statement, that indicate that many preliminary versions of the projections and models were prepared.

9.   We note your statement that PJSC's valuation work as of December 7, 2012 supported an offer price of $17.18 per share. Please disclose the range of offer prices developed by PJSC at that time.

10.   Please disclose why the Family Shareholders desired to proceed "as quickly as possible" on December 15, 2012.

Reasons for the Merger – Additional Considerations , page 34

11.   On page 39, you note that the special committee rejected net book value as an "accounting concept," despite Instruction 2(iii) of Item 1014 of Regulation M-A, which

provides that, normally, the factors that are important in determining the fairness of the transaction to unaffiliated security holders would include this measure. Please disclose the actual net book value here, and, if it is greater than the merger consideration, expand your disclosure to address in more detail how the special committee determined that this measure is not appropriate in this particular circumstance.

Recommendation of the Board of Directors, page 39

12.   The board of directors may rely upon the analyses and conclusions of another person or entity, to the extent that the board of directors expressly adopts those analyses and conclusions. See Question 20 of SEC Release No. 34-17719 (April 13, 1981). To the extent that the board of directors relied on the analyses of the special committee and PJSC, the board of directors must specifically adopt the analyses and conclusions of those persons. Alternatively, provide a reasonably detailed discussion of the underlying material factors upon which the board of directors relied in making its fairness determination. Please also revise this disclosure to address whether the board of directors considered both substantive and procedural fairness.

Selected Publicly Traded Company Analysis, page 41

13.   Please disclose how PJSC determined ranges of $11.50-$20.00 and $14.38-$25.00 from data in the last two columns on page 26 of Exhibit (c)(8).

Selected Precedent Transactions Analysis, page 43

14.   Please disclose the multiple used by PJSC in determining a range of $11.75-$20.50 under this analysis. Please also disclose why PJSC chose the multiple that it did.

Sum-of-the-Parts Analysis, page 43

15.   Please disclose the multiple used by PJSC in determining a range of $14.25-$20.50 under this analysis. Please also disclose why PJSC chose the multiple that it did.

Miscellaneous, page 45

16.   We note your statements that neither the company nor PJSC, nor any other person, assumes responsibility for the accuracy of the financial analyses contained in the proxy statement. Please explain this statement, which appears inconsistent with your federal disclosure obligations, or revise your disclosure.

Purposes and Reasons of Family LLC…, page 46

17.   You disclose that each of Family LLC, Parent, Merger Sub and the Family Shareholders may possibly be deemed to be affiliates of the company. Please advise how these persons could be considered other than affiliates, or revise your disclosure. Similar language appears at the beginning of the following section.

Debt Financing, page 57

18.   Please disclose the term of each loan, and confirm that you intend to file all financing agreements as exhibits to your Schedule 13E-3.

Explanatory Note Regarding the Merger Agreement, page 72

19.   We note disclosure that :the summary of the merger agreement, and the copy of the merger agreement attached as Annex A to the proxy statement, are not intended to modify or supplement any factual disclosures about the company in its public reports filed with the SEC; the merger agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the company or any of its subsidiaries or affiliates; and the representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement. Please revise to negate any implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

Security Ownership of Management and Certain Beneficial Owners, page 97

20.   Please disclose the amount and percentage of subject securities that are beneficially owned by Judith Stone Weiss, Gary Weiss and Elie Weiss. See Item 1008(a) of Regulation M-A.

Transactions in Common Shares by the Company During the Past Two Years, page 102

21.   Please disclose the range of prices paid. See Item 1002(f) of Regulation M-A.

Form of Proxy Card

22.   Please revise the standard for use of discretionary authority so that it is consistent with Rule 14a-4(c)(3), or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Robert A. Weible, Esq.
       Baker & Hostetler LLP